UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
8/Fl., Fo Tan Railway House, No. 9 Lok King Street, Fo Tan, N.T., Hong Kong.

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-____________.]

Appointments to KCRC Managing Board Announced
     On 30 November 2007, the Government of the Hong Kong SAR announced the Chief Executive’s decision on the following appointments to the Managing Board of the Kowloon-Canton Railway Corporation (KCRC):-
(a)	Professor K C Chan, SBS, JP, the holder of the office of the Secretary for Financial Services and the Treasury as the Chairman of KCRC; and

(b)	the respective holders of the following public offices as other members of the KCRC Managing Board -
(i)	Secretary for Transport and Housing (holder of the office: Ms Eva Cheng, JP);

(ii)	Permanent Secretary for Financial Services and the Treasury (Treasury) (holder of the office: Mr Stanley Y H Ying, JP);

(iii)	Permanent Secretary for Transport and Housing (Transport) (holder of the office: Mr Francis Ho, JP);

(iv)	Director of Accounting Services (holder of the office: Mrs Lucia Li, JP); and

(v)	Deputy Secretary for Financial Services and the Treasury (Treasury) 2 (holder of the office: Mr Clement Leung, JP).
     The appointments will take effect on the Appointed Day for the rail merger, which is 2 December 2007, with the appointments of all previous Board members expiring on the same day.
- End -

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 18 January 2008	By:	/s/ Michael Arnold
Name: Michael Arnold
Title: Company Secretary